Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of the direct and indirect subsidiaries of Ouster, Inc., that is current as of March 22, 2024:

Subsidiaries	Jurisdiction
Ouster Canada Limited	Canada
Ouster France SAS	France
Ouster Hong Kong Limited	Hong Kong
Ouster (Suzhou) Intelligent Technology Co., Ltd.	People’s Republic of China
Ouster Netherlands, B.V.	Netherlands
Ouster (Thailand) Co., Limited	Thailand
Ouster UK Limited	United Kingdom
Sense Photonics, Inc.	Delaware, USA
14352947 Canada Inc.	Canada
14356811 Canada Inc.	Canada
Bluecity Technology Inc. (f/k/a 10731617 Canada Inc.)	Canada
Beijing Velodyne LiDAR Technology Co., Limited	People’s Republic of China
Velodyne Europe GmbH	Germany
Velodyne, LLC	Delaware, USA
Velodyne Lidar USA, Inc.	Delaware, USA
Velodyne HK Limited	Hong Kong
Velodyne Lidar India Private Limited	India
Velodyne 2022 Limited	Thailand